June 22, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Alexandra Barone

Re:	Perma-Pipe International Holdings, Inc.
Registration Statement on Form S-3
Filed June 9, 2026
File No. 333-296640

Acceleration Request

Requested Date:	June 26, 2026
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perma-Pipe International Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-296640) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes David R. Earhart of Gray Reed & McGraw LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041.  Please direct any questions or comments regarding this acceleration request to David R. Earhart.

Sincerely,

PERMA-PIPE INTERNATIONAL HOLDINGS, INC.

By: /s/ Matthew Lewicki
Matthew Lewicki
Chief Financial Officer

cc:	David R. Earhart
Gray Reed & McGraw LLP